                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          ACCLAIM ENTERTAINMENT, INC.
                                (Name of Issuer)

                          Common Stock, $.02 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  004325 20 5
                                  -----------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 24, 1998
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Exhibit Index is on Page __

Cusip No. 004325 20 5


     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.

     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [ ]

     (3)  SEC Use Only

     (4)  Source of Funds
          OO

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                         [ ]

     (6)  Citizenship or Place of Organization
          Delaware

 Number of       (7)  Sole Voting Power         0 Shares
Shares Bene-
  ficially       (8)  Shared Voting Power       0 Shares
 Owned by
Each Report-     (9)  Sole Dispositive Power    0 Shares
 ing Person
   With         (10)  Shared Dispositive Power  0 Shares


     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               [4,348,795] Shares

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                       [ ]

     (13) Percent of Class Represented by Amount in Row (11)

          0%

     (14) Type of Reporting Person

          HC, CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          ACCLAIM ENTERTAINMENT, INC.
                         (Commission File No. 0-16986)


ITEM 1.  Security and Issuer
         -------------------

  Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the common stock, $.02 par value (the "Common Stock"), of Acclaim Entertainment, Inc., a Delaware corporation ("Acclaim"). Acclaim's principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

  TCI is filing this amendment to the Statement as a result of its disposition of all of its shares of the Common Stock. As a result of such disposition, TCI ceased to be a beneficial owner of more than five percent of the Common Stock.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

  Item 5 of the Statement is hereby amended and supplemented by adding the following:

  (c) On February 24, 1998, TCI, through its indirect wholly owned subsidiary, sold in a broker transaction all of its 4,348,795 shares of the Common Stock for $3.90 per share.

  (e) As a result of the disposition of stock described above, on February 24, 1998, TCI ceased to be the beneficial owner of more than five percent of the Common Stock of Acclaim.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

  As a result of the sale of Common Stock, TCI, through its indirect wholly-owned subsidiary, is no longer subject to the Voting Agreement dated February 2, 1995, among TCI GameCo Holdings, Inc., an indirect wholly-owned subsidiary of TCI, Gregory E. Fischbach and James Scoroposki.


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


February 26, 1998                      TELE-COMMUNICATIONS, INC.



                                       /s/ Stephen M. Brett
                                       ----------------------------
                                       Stephen M. Brett
                                       Executive Vice President and
                                       General Counsel


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